

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 29, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Karim Hirji
Chief Financial Officer
Oilsands Quest Inc.
205, 707-7th Avenue SW
Calgary, Alberta, Canada T2P 3H6

      Re: Oilsands Quest Inc.
             Form 10-K for Fiscal Year Ended April 30, 2008
             Filed June 27, 2008
             Schedule 14A
             Filed August 26, 2008
             File No. 1-32994

Dear Mr. Hirji:

      We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2008

Canadian Resource Disclosure, page 4

1.   Please remove all Canadian Resource disclosures as they are not contemplated or permitted to be disclosed by a domestic registrant. Refer to Instruction 5 of Item 102 of Regulation S-K.

Off-Balance Sheet Arrangements

2.   Please revise to clarify whether you have any off-balance sheet arrangements as to which disclosure is required by Item 303(a)(4) of Regulation S-K. If none, please so state.

Financial Statements

General

3.   We are unable to locate your selected quarterly financial data required to be disclosed under Item 302 of Regulation S-K. Please advise us where we might locate this information or otherwise modify your document to include this information.

Note 4 – Property and Equipment, page F-18

4.   We note that you have presented your property amounts in both U.S. and Canadian dollars as of April 30, 2008 and April 30, 2007. Please tell us why you have provided this dual currency presentation as part of your audited financial statements for each balance sheet date. We also note a similar presentation in your most recently filed Form 10-Q. Please refer to Rule 3-20(b) of Regulation S-X for guidance.

Exhibits 31.1 and 31.2

5.   In Exhibits 31.1 and 31.2 (Section 302 certifications by the Chief Executive Officer and the Chief Financial Officer), you have not followed the exact language specified in Item 6.01(b)(31)(i) of Regulation S-K. Specifically, in item 4(a) of each certification, you have added the word "annual" before the word "report"; and in item 5, you have deleted the parenthetical "(or persons performing the equivalent functions)," and you have replaced the colon that follows this parenthetical with a semi-colon. In future filings, please use the exact language specified in the rule.

Schedule 14A filed August 26, 2008

6.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Executive Compensation, page 20

7.   You state on page 21 that "The Compensation Committee has engaged independent consultants to assist it in its determination of peer group assessments and other factors in assessing overall compensation. The Compensation Committee has engaged Mercer (Canada) Limited to assist in its compensation assessments for the current year." Please augment this disclosure to explain what companies are in your "peer group"; which "peer group assessments and other factors" were examined with what input from the consultants; and what were the "compensation assessments" as to which the consultants provided assistance.

8.   We note that you have not included the Pension Benefits table required by Item 402(h) of Regulation S-K and the Nonqualified Deferred Compensation table required by Item 402(i) of Regulation S-K. Please explain why you have omitted these tables.

Base Salary, page 22

9.   Your discussion does not explain what adjustments to base salary were made in the fiscal year ended April 30, 2008 for each named executive officer and the reasons for each individual adjustment. However, we note from your Summary Compensation Table that the salary amounts paid to the following officers increased by the following percentages from fiscal year 2007 to fiscal year 2008: Executive Chairman and Principal Executive Officer, increase of 39%; President and Chief Executive Officer, increase of 39%; Chief Financial Officer, increase of 53%, and Executive Vice President, Project Development, increase of 116%. Please augment your discussion to explain the process and reasons for making these adjustments. Please cover the 2008 fiscal year and the period from the end of that fiscal year to the filing of the definitive Proxy Statement.

Annual Discretionary Cash Bonuses, page 22

10.   We note your statement that "We paid cash bonuses during fiscal years 2008 and 2007 to certain of our Named Executive Officers as disclosed in the 'Summary Compensation Table' below. We have no set formula for determining or awarding discretionary cash bonuses to our *other* executives or employees

[emphasis added]." We also note that you refer to "the guidelines established for payment of bonuses," and your disclosure indicates that these guidelines may be related to "our budget and forecast prepared prior to the beginning of the year." We furthermore note your discussion of the Compensation Committee's discretion with regard to whether to follow the guidelines. Is there upward discretion as well as downward discretion? Do you have formulae ("set" or not) or guidelines for payment of bonuses to the named executive officers that include qualitative or quantitative performance targets or goals? If so, please revise to disclose all qualitative and quantitative performance targets or goals established during 2007 and for 2008. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Also, please explain why each individual named executive officer received the bonus for fiscal year 2008 that he received.

Long-Term Equity-Based Incentives, page 23

11.   We note your reference to "discretionary factors" that are generally taken into account in determining whether to grant long-term equity-based incentive awards, and in determining the amount of any such awards. Please explain specifically for each named executive officer why he received the awards that he did in fiscal year 2008 and why the awards had the terms that they did, particularly in view of the large expense amounts associated with these awards and the large proportion of the named executive officers' total compensation that these awards represent.

Employment Agreements, Change-in-Control Agreements and Certain Other Matters, page 24

12.   We note that your discussion of the provisions of Mr. Wilson's employment agreement concerning potential payments upon termination does not discuss the issue of what would occur if he were to be terminated for cause. Please augment to discuss this issue.

13.   We note your disclosure that the employment agreement between Mr. Fitzgibbon and the company is "for an indefinite term." Please augment your disclosure concerning the employment agreement of each named executive officer to disclose the term, or if there is no stated term, to disclose that the agreement is for

an indefinite term.

Potential Payments Upon Termination or Change in Control, page 32

14.   You have described certain provisions of the employment agreements as they
        relate to payments to named executive officers at, following, or in connection
        with termination (on pages 24 through 26 under the heading "Employment
        Contracts, Change-in-Control Arrangements and Certain Other Matters"), but you
        have not quantified such payments as required by Item 402(j) of Regulation S-K.
        Please refer to Instruction 1 to Item 402(j) and supplementally provide us with
        proposed enhanced disclosure on this issue. We may have further comments
        upon reviewing your proposed disclosure.

Director Compensation, page 32

15.   Your disclosure of director compensation is missing information required by Item
        402(k) of Regulation S-K. For example, more disclosure is needed with regard to
        the quantities and terms of stock options awarded to non-management directors.
        Please supplementally provide us with proposed enhanced disclosure on this
        issue. We may have further comments upon reviewing your proposed disclosure.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
     K. Stertzel
     M. Karney
     N. Gholson